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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          Simple Technology, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                828820 10 0
                     ----------------------------------
                              (CUSIP Number)

                           December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 8 Pages

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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
         Mike Moshayedi
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
          Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
       United States
-------------------------------------------------------------------------------
  NUMBER OF                   (5) Sole Voting Power

   SHARES                          2,002,000 (1)
                             --------------------------------------------------
BENEFICIALLY                  (6) Shared Voting Power

 OWNED BY                           7,019,996 (1)
                             --------------------------------------------------
   EACH                       (7) Sole Dispositive Power

 REPORTING                          2,002,000 (1)
                             --------------------------------------------------
PERSON WITH                   (8) Shared Dispositive Power

                                    7,019,996 (1)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            9,021,996 (1)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
           Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     24.01%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
           IN
-------------------------------------------------------------------------------

                             Page 2 of 8 Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
         Parto Moshayedi
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
          Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
       United States
-------------------------------------------------------------------------------
  NUMBER OF                   (5) Sole Voting Power

   SHARES                           9,000
                             --------------------------------------------------
BENEFICIALLY                  (6) Shared Voting Power

 OWNED BY                           7,019,996 (2)
                             --------------------------------------------------
   EACH                       (7) Sole Dispositive Power

 REPORTING                          9,000
                             --------------------------------------------------
PERSON WITH                   (8) Shared Dispositive Power

                                    7,019,996 (2)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            7,028,996 (2)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares /X/ (See Instructions)
          See note 2 below.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     18.71%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
           IN
-------------------------------------------------------------------------------

                             Page 3 of 8 Pages

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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
         M. and P. Moshayedi Revocable Trust, dated 12/30/96
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
          Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
      California
-------------------------------------------------------------------------------
  NUMBER OF                   (5) Sole Voting Power

   SHARES                           7,019,996
                             --------------------------------------------------
BENEFICIALLYing               (6) Shared Voting Power

 OWNED BY                           0
                             --------------------------------------------------
   EACH                       (7) Sole Dispositive Power

 REPORTING                          7,019,996
                             --------------------------------------------------
PERSON WITH                   (8) Shared Dispositive Power

                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            7,019,996
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares /X/ (See Instructions)
          Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     18.68%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
           OO
-------------------------------------------------------------------------------

                             Page 4 of 8 Pages

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ITEM 1.

    (a)   NAME OF ISSUER

                  Simple Technology, Inc.

    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3001 Daimler Street
                  Santa Ana, California 92705-5812


ITEM 2.

    (a)   NAME OF PERSON FILING

          Mike Moshayedi, Parto Moshayedi, and the M. and P. Moshayedi Revocable Trust

    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  3001 Daimler Street
                  Santa Ana, California 92705-5812

    (c)   CITIZENSHIP

          Mike Moshayedi - United States
          Parto Moshayedi - United States
          M. and P. Moshayedi Revocable Trust - California

    (d)   TITLE OF CLASS OF SECURITIES

               Common Stock, $0.001 par value per share

    (e)   CUSIP Number

                   828820 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable



ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        Mike Moshayedi (1) - 9,021,996
        Parto Moshayedi (2) - 7,028,996
        M. and P. Moshayedi Revocable Trust - 7,019,996

    (b) Percent of class:
        Mike Moshayedi (1) - 24.01%
        Parto Moshayedi (2) - 18.71%
        M. and P. Moshayedi Revocable Trust - 18.68%

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
               Mike Moshayedi (1) - 2,002,000
               Parto Moshayedi (2) - 9,000
               M. and P. Moshayedi Revocable Trust - 7,019,996

         (ii) Shared power to vote or to direct the vote
               Mike Moshayedi (1) - 7,019,996
               Parto Moshayedi (2) - 7,019,996
               M. and P. Moshayedi Revocable Trust - 0


                             Page 5 of 8 Pages
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        (iii) Sole power to dispose or to direct the disposition of
               Mike Moshayedi (1) - 2,002,000
               Parto Moshayedi - 9,000
               M. and P. Moshayedi Revocable Trust - 7,019,996

         (iv) Shared power to dispose or to direct the disposition of Mike Moshayedi (1) - 7,019,996
               Parto Moshayedi (2) - 7,019,996
               M. and P. Moshayedi Revocable Trust - 0


(1) Included in the number of shares Mr. Moshayedi beneficially owns are: (i) 7,019,996 shares held by Mike & Parto Moshayedi, as Trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96, (ii) 1,000,000 shares held by Mike Moshayedi, as Trustee for the Masoud Moshayedi Grantor Retained Annuity Trust, and (iii) 1,000,000 shares held by Mike Moshayedi, as Trustee for the Parto Moshayedi Grantor Retained Annuity Trust. Does not include 9,000 shares held by Mr. Moshayedi's spouse. Mr. Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and P. Revocable Trust.

(2) Included in the number of shares Ms. Moshayedi beneficially owns are 7,019,996 shares held by Mike & Parto Moshayedi, as Trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96. Ms. Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and P. Revocable Trust. Does not include (i) 2,000 shares held by Ms. Moshayedi's spouse, (ii) 1,000,000 shares held by the Masoud Moshayedi Grantor Retained Annuity Trust for which Ms. Moshayedi's spouse serves as trustee, and (iii) 1,000,000 shares held by the Parto Moshayedi Grantor Retained Annuity Trust for which Ms. Moshayedi's spouse serves as trustee. Ms. Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by her spouse, the Masoud Moshayedi Grantor Retained Annuity Trust and the Parto Moshayedi Grantor Retained Annuity Trust, and Ms. Moshayedi expressly disclaims beneficial ownership of all of the shares of common stock held by her spouse, the Masoud Moshayedi Grantor Retained Annuity Trust and the Parto Moshayedi Grantor Retained Annuity Trust and the filing of this Schedule 13G shall not be construed as an admission that Parto Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable


                             Page 6 of 8 Pages

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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

             Not Applicable


ITEM 10. CERTIFICATION

             Not Applicable



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                   February 8, 2001
                                       ----------------------------------------
                                                         Date

                                                 /s/ MIKE MOSHAYEDI
                                       ----------------------------------------
                                                     Mike Moshayedi

                                                /s/ PARTO MOSHAYEDI
                                       ----------------------------------------
                                                    Parto Moshayedi

                                       M. AND P. MOSHAYEDI REVOCABLE TRUST

                                                  /s/ MIKE MOSHAYEDI
                                       ----------------------------------------
                                               Mike Moshayedi, Co-Trustee


                                                  /s/ PARTO MOSHAYEDI
                                       ----------------------------------------
                                               Parto Moshayedi, Co-Trustee


                             Page 7 of 8 Pages